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                                                   -----------------------------
                                                   GERALD ADLER
                                                   gerald.adler@dechert.com
                                                   +1 212 698 3679 Direct
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January 23, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  John Reynolds
            Duc Dang

Re:   Renaissance Acquisition Corp.
      Registration Statement on Form S-1 File No. 333-134444
      ------------------------------------------------------

Ladies and Gentlemen:

         At the request of Renaissance Acquisition Corp., a Delaware corporation
(the "Company"), we wish to provide you with certain background information relating to Amendment No. 5 to the Registration Statement on Form S-1 of the
Company initially filed with the Commission on May 24, 2006 and amended on July
13, September 19, 2006, January 4, 2007 and January 16, 2007 (the "Registration
Statement").

         We have simultaneously filed Amendment No. 5 to the Registration
Statement and have attached a marked copy of such Amendment indicating the changes the Company has made since Amendment No. 4 to the Registration
Statement.

         We have filed Amendment No. 5, based upon our discussions, for the purpose of reversing the change that had been made in Amendment No. 4 to the
Company's form of certificate of incorporation that will be in effect upon consummation of the offering that provided that if holders of 40% of the shares sold in the offering are voted against a business combination and seek conversion of their shares into the right to receive a portion of the trust fund, the business combination will not be approved. The threshold

U.S.  Austin  Boston  Charlotte  Harrisburg  Hartford  New York  Newport Beach
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             EUROPE  Brussels  London  Luxembourg   Munich   Paris

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has been restored to 20% as it had been in Amendment No. 3 to the Registration
Statement and the corresponding changes have been made in Amendment No. 5.

          On behalf of the Company we have arranged for delivery to the attention of Duc Dang of the Commission via Federal Express for overnight delivery of five copies of this letter together with the marked copies of
Amendment No. 5 to the Registration Statement described above.

          We hope that the Staff will be able to accommodate the Company by reviewing Amendment No. 5 and providing us with any comments as soon as practicable. In the mean time, should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at (212) 698-3679.

Sincerely,

/s/ Gerald Adler
-----------------------
Gerald Adler

Attachment via Edgar/Enclosures via Federal Express

cc:  Barry W. Florescue, Chairman and Chief Executive Officer

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